February 7, 2025

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Winchester Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-283752)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Winchester Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. Eastern Time on February 11, 2025, or as soon thereafter as may be practicable.

Raymond James & Associates, Inc.

/s/ Robert Hutchinson

Robert Hutchinson
Managing Director